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                             July 14, 2020

       Eric Siliang Tan
       Chief Executive Officer
       Qutoutiao Inc.
       11/F, Block 3, XingChuang Technology Center
       5005 Shen Jiang Road, Pudong New Area
       Shanghai 200120
       People   s Republic of China

                                                        Re: Qutoutiao Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            File No. 001-38644

       Dear Mr. Tan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 5. Operating and Financial Review and Prospects
       Key Operating Metrics, page 80

   1. Please clarify how changes in your installed users, MAUs, DAUs and average time spent per DAU correlate with
the significant growth in your advertising and marketing
                                                        revenues. In this
respect, provide us with a quantitative and qualitative analysis of how changes in your
revenues each quarterly period correlate with changes in your operating metrics. In addition,
please clarify whether the installed users are active users or are cumulative users over
time. Revise your disclosures accordingly.
       A. Operating Results
       Results of Operations, page 93
 Eric Siliang Tan
FirstName  LastNameEric Siliang Tan
Qutoutiao Inc.
Comapany
July        NameQutoutiao Inc.
     14, 2020
July 14,
Page  2 2020 Page 2
FirstName LastName
2. Please explain why you no longer disclose the number of advertising clicks on your platform and revenue per click for each period presented, which were metrics disclosed in prior filings, including your Form 20-F filed April 11, 2019. Price and volume disclosures such as the number of advertising clicks on your platform and revenue per click including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Part I, Items 5A and 5D of
         Form 20-F and Section III.B of SEC Release 33-8350.
B. Liquidity and Capital Resources, page 98

3. We note from your risk factor disclosures on page 10 that your ability to continue as a
         going concern is dependent on management   s ability to successfully
execute your business
         plans, which includes adjusting the pace of your operation expansion and controlling operating cost and expenses to reduce the cash used in operating cash flows. Please
         describe management   s plans in greater detail and how those plans
alleviate substantial
         doubt as to your ability to continue as a going concern. Address any additional
         information about relevant events or conditions and management   s
plans that have
         become available in subsequent interim periods. We refer to ASC 205-40-50-(12 through
         14).
Consolidated Financial Statements
Note 21. Related Party transactions, page F-59

4.       We note from your disclosures on page F-39 that    Customer
F-advertising and marketing
         customer (related party)    represents 28% of your accounts receivable
balance as of
         December 31, 2019. We further note that you separately present amounts due from related parties in connection with a service fee of RMB473.2 million charged to related parties for advertising and marketing services provided to companies under the common
         control of the founder, to help promote these companies    online
applications, which were
         developed in late 2018. Describe in greater detail the nature, terms and manner of settlement for these related party transactions. Explain whether there is a concentration risk associated with the amounts due from related parties. Tell us whether these related party transactions were consummated on terms that are equivalent to those that prevail in
         arm   s length transactions and if so, how such representations can be substantiated. We
         refer you to ASC 850-10-50. In addition, tell us your consideration of separately disclosing the accounts receivable due from Customer F on the face of your consolidated balance sheets. We refer you to Rule 5-02(3)(a)(2) of Regulation S-X.
5. In your discussions of revenue in MD&A and your earnings releases, you should separately discuss and analyze revenues recognized from Related
Parties.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eric Siliang Tan
Qutoutiao Inc.
July 14, 2020
Page 3

        You may contact Morgan Youngwood, Staff Accountant at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameEric Siliang Tan                      Sincerely,
Comapany NameQutoutiao Inc.
                                                        Division of Corporation
Finance
July 14, 2020 Page 3                                    Office of Technology
FirstName LastName